Exhibit 21.1
Subsidiaries of ChannelAdvisor Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization

CA Washington, LLC	Delaware

ChannelAdvisor (Barbados) Ltd	Barbados

ChannelAdvisor GmbH	Germany

ChannelAdvisor Hong Kong Limited	Hong Kong

ChannelAdvisor Ireland Limited	Ireland

ChannelAdvisor (AU) Pty Limited	Australia

ChannelAdvisor UK Limited	United Kingdom

ChannelAdvisor Brands UK Limited	United Kingdom

ChannelAdvisor (Shanghai) Information Technology Co., Limited	People's Republic of China

ChannelAdvisor Spain S.L.	Spain

ChannelAdvisor Japan K.K.	Japan

ChannelAdvisor France	France